Filed By Energy Transfer Equity, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: December 7, 2015

ENERGY TRANSFER

Wells Fargo Meetings

December 7-8th, 2015

LEGAL DISCLAIMER

This presentation relates to meetings among members of management of Energy Transfer Partners, L.P. (ETP), Sunoco Logistics Partners L.P. (SXL), Sunoco LP (SUN), and Energy Transfer Equity, L.P. (ETE), (collectively, the Partnerships) and research analysts to be held in Boston, MA and New York, NY on December 7 and 8, 2015, respectively. At these meetings, members of the Partnerships’ management may make statements about future events, outlook and expectations related to ETP, SXL, SUN, ETE, and Panhandle Eastern Pipe Line Company (collectively, the Companies) and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Companies and their subsidiaries, all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at this meeting and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Companies. While the Companies believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Companies and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, are subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION (THE “TRANSACTION”)

INVOLVING THE BUSINESS COMBINATION OF ENERGY TRANSFER EQUITY, L.P. (“ETE”) AND THE WILLIAMS COMPANIES, INC. (“WMB” AND/OR “WILLIAMS”) CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETE, Energy Transfer Corp LP (“ETC”) or Williams with the U.S. Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or Williams at the following:

Energy Transfer Equity, L.P. The Williams Companies, Inc.

8111 Westchester Dr, Ste. 600 One Williams Center Dallas, TX 75225 Tulsa, OK 74172

Attention: Investor Relations Attention: Investor Relations

Phone: 214-981-0700 Phone: 800-600-3782

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and Williams Partners L.P. (WPZ) filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and

Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

PRO FORMA ENERGY TRANSFER ORGANIZATIONAL STRUCTURE



ENERGY TRANSFER CORP
(NYSE: ETC)
ENERGY TRANSFER EQUITY L.P.
(NYSE: ETE)
Positive / Positive / Positive
Ba2 / BB / BB
58.8% LP Interest
100% GP / IDRs
100% Interest (1)
~2% LP interest*
100% GP / IDRs
~1% LP Interest
100% GP / IDRs
90% GP / IDRs
(Class H Units)
WILLIAMS PARTNERS, L.P.
(NYSE: WPZ)
Negative / Stable / Negative
Baa2 / BBB / BBB
SUNOCO LP
(NYSE: SUN)
Stable / Negative / Stable
Ba2 / BB / BB
~46% LP Interest*
ENERGY TRANSFER PARTNERS, L.P.
(NYSE: ETP)
Stable / Stable / Stable
Baa3 / BBB- / BBB-
27% LP Interest
10% GP / IDRs
SUNOCO LOGISTICS PARTNERS L.P.
(NYSE: SXL)
Stable / Stable / Stable
Baa3 / BBB / BBB
ENERGY TRANSFER LNG
60% Interest
40% Interest
Lake Charles LNG (Regas)
Lake Charles LNG Export Co
Legend:
Publicly Traded MLP
Pro Forma
Operating Business

(1) Owner and operator of LNG facility in Lake Charles, LA and expected nucleus of another MLP

* Pro Forma for ETP / SUN dropdown announcement on November 16, 2015

3

ENERGY TRANSFER FAMILY EVOLUTION OVER TIME

ETE has announced or executed on nearly $128 billion of midstream opportunities since 2004

	2004 – 2011	2012 – 2013	2014	2015	Beyond
	Build		*Simplify*	*Continue growth*	
Transformational Objectives	• Build an initial platform of midstream assets in key basins to allow for future expansion into other geographies and business lines	• Key acquisitions to gain scale and geographic diversity, creating a market leader in the midstream space and building the back-bone of what is Energy Transfer today	• Simplify corporate structure and streamline non-core assets • Diversify business mix through strategic expansion into complementary parts of midstream value chain, such as retail, logistics and LNG	Current Market Cap: $19bn • Unlock value via transformation of ETE into pure-play GP • Create a major player in midstream sector and one of the largest energy companies in the world • Simplify retail business structure • Increase investor base and capital markets access through the formation of ETC, the entity acquiring WMB	Next stage of simplification
Key Accomplishments	• ETP reverse merger with Heritage Propane • ETP acquisition of TUFCO ($0.5bn) • ETP acquisition of Houston Pipeline ($0.8bn) • ETP acquisition of Transwestern Pipeline ($1.5bn) • ETE acquisition of GP interest in Regency from General Electric Financial ($0.3bn) • ETP (70%) and Regency (30%) acquisition of Louis Dreyfus High-bridge Energy ($2.0bn)	• ETE acquisition of Southern Union (SUG) ($7.9bn) • ETP acquisition of Citrus ($1.9bn) • ETP acquisition of Sunoco ($5.3bn) • ETP and ETE formation of ETP Holdco • Contribution of Heritage Propane/Titan Energy Partners to AmeriGas ($2.9bn) • Sale of LDC assets to Laclede ($1.0bn)	• ETP acquisition of ETE's interest in ETP Holdco ($3.8bn) • Contribution of SUGS to Regency ($1.5bn) • Exchange of 50.16mm ETP units for 50% of SXL GP/IDRs between ETP and ETE • Monetization of APU units by ETP • ETP acquisition of Susser Holdings and 50% LP interest in Susser Petroleum Partners ($1.8bn) • ETP dropdown of Mid-Atlantic Convenience Stores to SUN ($0.8bn) • Exchange of Lake Charles LNG (regas) for 18.71mm ETP units ($1.0bn)	• Exchange of 30.8mm ETP units and interest in Bakken Pipeline for 40% of SXL GP/IDRs between ETP and ETE ($3.7bn) • ETP acquisition of King Ranch assets from Exxon Mobil ($0.4bn) • Dropdown of retail marketing segment to SUN ($0.8bn) • ETP acquisition of Regency Energy Partners ($18.0bn) • ETP dropdown of Susser Holdings to SUN ($1.9bn) • Exchange of 21mm ETP units for SUN GP/IDRs ($1.1bn) between ETP and ETE • ETE acquisition of Williams ($65.8bn)[1] • ETP dropdown of remaining retail assets to SUN ($2.2bn)	
Total	~$5bn	~$20bn	~$9bn	~$94bn	



Current Yield: 5.6%
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Shading represents ETE market cap of $6bn in 2008 to $19bn today
Distribution Yield

[1] Includes the value of the 40% of WPZ not owned by WMB. Calculated by adding market value of equity + debt + non controlling interest; subject to close of ETE acquisition of WMB

4

MERGER ENHANCES ENERGY TRANSFER'S STRENGTHS

WPZ is a major complement to Energy Transfer's existing business and will benefit from its integrated business model

		Franchise Strengths	Opportunities
ETP / SXL / WPZ	Interstate Natural Gas T&S	• Access to multiple shale plays, storage facilities and markets • Approximately 90% of revenue from reservation fee contracts • Well-positioned to capitalize on changing market dynamics	• Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada • Backhaul to LNG exports and new petrochemical demand on Gulf Coast • Expansions of Transco into NY, PA, NJ, and VA through Constitution, Atlantic Sunrise, Appalachian Connector, and other projects
ETP / SXL / WPZ	Intrastate Natural Gas T&S	• Well-positioned to capture additional revenues from anticipated changes in natural gas supply and demand in next 5 years • Largest intrastate natural gas pipeline and storage system on the Gulf Coast	• Development of the emerging Waha Hub • Natural gas exports to Mexico • Additional LNG and petrochemical development demand on Gulf Coast
ETP / SXL / WPZ	Midstream	• Fastest growing midstream franchise in the Eagle Ford over the last four years • Best in class asset base in Marcellus / Utica basins	• Gathering and processing build out in Texas and Marcellus / Utica • Synergies with ETP downstream assets (NGLs) • Integration of Williams Northeast midstream assets into ETE family
ETP / SXL / WPZ	Lone Star NGL	• A world-class integrated platform processing, transporting, fractionating, storing and exporting NGLs • Fastest growing NGLs business in Mont Belvieu • Integrated with Energy Transfer's midstream business	• Increased volumes from transporting and fractionating Midcontinent volumes • Increased fractionation volumes as NGL fractionation agreements expire • Full value chain ownership allows for ethane recovery at current prices
ETP / SXL / WPZ	Petchem	• World class Petchem franchise in Gulf Coast and Canada • Key assets: Geismar olefins facility, Canadian olefins	• Geismar expansion, Alberta PDH and Syncrude Offgas projects
ETP / SXL / WPZ	Liquids Transportation & Services	• Bakken Crude Oil pipeline supported by long-term fee-based contracts; expandable to 570,000 bpd • Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to export opportunities at Marcus Hook • Overland Pass, Texas Belle, Promesa and Bayou NGL Pipelines add further franchise strength	• Bakken and Bayou Bridge crude takeaway to Gulf Coast refineries • Permian crude, condensate and NGL takeaway • Ethane and Propane exports out of Marcus Hook • NE Transportation of incremental liquids volumes from legacy Williams footprint
SUN	Wholesale and Retail Fuel Distribution and Marketing	• Diversified sales channels, long-term fee-based contracts and significant real estate holdings represent wide revenue mix • Vast drop down inventory expected to significantly expand SUN's scale and provide further geographic diversity	• Wholesale fuel distribution / retail consolidation • Entry of Sunoco brand into Texas and neighboring states
LNG	LNG Regas and Export	• Liquefaction transforms Lake Charles LNG into bi-directional facility capable of exporting and importing LNG • Finalized terms with BG on a minimum 25-year tolling contract	• LNG Export facility nearing construction phase • ETP pipelines are the only means to deliver gas to Lake Charles LNG

5

MERGER CREATES ONE OF THE LARGEST ENERGY FRANCHISES IN THE U.S.

Natural NGLs Crude Gas Oil

3rd largest MLP Leading Largest G&P MLP Largest transporter 3rd largest NGL 2nd largest planned transporter of non-refining and NGL Producer of natural gas in business LNG Export crude oil gasoline distributor in the U.S. the U.S. in the U.S. facility in the U.S. in the U.S. in the U.S.

Transport volumes Fractionating 12%

Over 11 Bcfd Transport more representing of NGL volumes in Represents 15% of Supply ~5% of processed and 498 than 15% approximately 35% Mont Belvieu with current approved U.S. retail gasoline Mbpd of NGL of crude oil in of U.S. natural gas plans to more than U.S. LNG exports sales produced the U.S. production double capacity

6

UNIQUE GEOGRAPHIC FOOTPRINT TO HELP DRIVE

INCREASED ENERGY PRODUCTION…

ETP Assets SXL Assets WPZ Pipelines Crude Production (Mbpd)

WPZ Gas Processing Plants WPZ LPG Fractionators Natural Gas Production (MMcf/d) Alberta SXL Terminals ETP Gas Processing Plants

1,110 1,568

9 9

‘03 ‘15 ‘03 ‘15

Bakken

4,181

2,571

15,664

356 Development

114

Projects

6,853 ‘03 ‘15 ‘03 ‘15

6,361

5,279 Niobrara

Marcus Hook

Eagle Point

2,021 0 51 1

Nederland

897 ‘03Marcellus ‘15 ‘03 ‘15

Lake Charles LNG

‘03 Permian ‘15 ‘03 ‘15 1 53 84

‘03 ‘15 ‘03 ‘15 Dakota Access

6,529 Haynesville

Crude Conversion

Comanche Trail

Trans-Pecos

Combined Sunoco Retail Platform

1,278

Lone Star Express

Company Operated 0 0 Eagle Ford

Dealer / Distributor ‘03 ‘15 ‘03 ‘15 Rover

Operated Revolution System

Asset Summary ETE Williams Pro Forma

Pipeline (miles) 71,000 33,000 104,000 Mariner East Phase 2 Midstream Throughput (MMBtu/d) 10,400,000 ~10,000,000 ~20,400,000 Ohio River System NGL Production (Mbpd) 443 128 571

Bayou Bridge 7

Source: Company disclosures, DI Desktop and EIA Drilling Productivity Report; November 2015 Natural Gas Transported (MMBtu/d) 20,405,000(1) 11,348,000 31,753,000 (1) Includes unconsolidated affiliates volumes Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

EXCEPTIONALLY WELL-POSITIONED TO CAPITALIZE ON U.S. ENERGY EXPORTS

Alberta Asset base well-positioned to capture the changing supply and demand dynamics for condensates, natural gas, NGLs and LNG

Energy

Transfer Assets

Canada ETP Assets SXL Assets WPZ Assets

Europe

Energy Transfer Projects

Marcus Hook

Eagle Point Nederland

Lake Charles LNG

Dakota Access

Asia

South America Crude Conversion Comanche Trail

NGLs

Trans-Pecos

LNG

Europe Lone Star Express

India Natural Gas

Mexico Rover

Asia Europe Revolution System Mariner East Phase 2

Asia South America Bayou Bridge 8 South America Caribbean

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

…AND A FULLY INTEGRATED MIDSTREAM / LIQUIDS PLATFORM ACROSS NORTH AMERICA

The ability to provide an end-to-end solution for producer liquids will better serve customers and alleviate bottlenecks currently faced by producers



Energy Transfer
NGL Pipelines
Crude Projects
NGL Projects
LNG Facilities
Fractionator
Sunoco Logistics
Refined Products
Crude Products
Growth Projects
Facility
Williams
LPG Pipelines
Crude Products
Chemical Plant
LPG Fractionator
Hutchison Rail Terminal

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

Marcus Hook: The future Mont Belvieu of the North

- 800 acre site: inbound and outbound pipeline with infrastructure connectivity
- Logistically and financially advantaged for exports being 1,500 miles closer to Europe, significantly reducing shipping cost
- Advantaged to local and regional markets
- No ship channel restriction, compared to the Houston ship channel
- 4 seaborne export docks can accommodate VLGC sized vessels

Lone Star is the fastest growing NGLs business in Mont Belvieu

- Fracs I and II in operation, Frac III expected in operation next month. Frac IV in operation in 4Q 2016
- Plot plan in place for an additional 3 Fracs on existing footprint (7 fractionators in total)
- Total Frac capacity potentially 800,000/Bpd
- 2,000 miles of NGL pipelines with fully expanded capacity of 935,000 Bbls/d
- Storage capacity of 53mm Bbls
- 210,000 bpd LPG export terminal
- 80,000 of diluent export capacity

ORGANIC GROWTH CONTRIBUTES TO ENERGY TRANSFER'S STRONG FOOTHOLD IN THE MOST PROLIFIC PRODUCING BASINS



ETP Projects
SXL Projects
Active in 9 of the top 10 basins by active rig count with a rapidly increasing footprint in the most prolific US onshore plays
2016 Bakken Crude Pipeline (1)*
2013 Mariner West
2014 Mariner East 1 - Propane
2015 Allegheny Access
Mariner East 1 – Ethane and Propane*
Ohio River System Project*
2016 Mariner East 2*
NE PA Expansion Projects
2017 Rover Pipeline (includes making PEPL/TGC bi-directional)*
Revolution Pipeline*
2010 Fayetteville Express Pipeline –185 mile 42" gas pipeline
2009 Midcontinent Express JV – 500 mile gas pipeline for Woodford and Barnett
2014 Granite Wash Extension
2009 Phoenix Lateral added to Transwestern pipeline – 260-mile, 36" and 42" gas pipeline
2007 Expanded Godley Plant to 400 MMcf/d
2008 Expanded Godley Plant to 600 MMcf/d
Eight 36" & 42" gas pipelines totaling 419 miles
Texas Independence Pipeline – 148 mile 42" gas pipeline
2013 Godley Plant – expanded to 700 MMcf/d
2013 Permian Express 1
2014 Rebel Plant
Permian Express 1 expansion
2015 Permian Express 2
Mi Vida Plant
2016 Permian Longview & Louisiana Extension*
Delaware Basin Extension*
Orla Plants*
Lone Star Express*
2017 Trans-Pecos / Comanche Trail*
2007 First 42" gas pipeline in Texas
2010 Tiger Pipeline – 175 mile 42" gas pipeline
2015 Alamo Plant*
2014 Eaglebine Express
2010 Dos Hermanas Pipeline – 50 mile, 24" gas pipeline
2011 Chisholm Pipeline – 83 miles
Rich Eagle Ford Mainline ("REM") Phase I – 160 miles
2012 Chisholm Plant, Kenedy Plant, and REM Phase II
Lone Star West Texas Gateway
2014 REM expanded to exceed 1 Bcf/d
Rio Bravo Crude Conversion
Eagle Ford Expansion Project
2015 Kenedy II Plant (REM II)
2011 Freedom (43 miles) and Liberty NGL Pipelines (93 miles)
2012 ETP Justice Pipeline
Lone Star Fractionator I
2013 Lone Star Fractionator II
Jackson Plant
2014 Nueces Crossover
2015 Mariner South
Lone Star Fractionator III*
2016 Bayou Bridge (1)*
Lone Star Fractionator IV*
2020+ Lake Charles LNG Facility (60% ETE/40% ETP)*

* Growth project under development
(1) ETP / SXL joint venture

10

ENERGY TRANSFER PARTNERS OVERVIEW

Marketing & Financial Statistics

($mm, unless specified)

Trading Metrics	
Unit Price (12/4/2015)	$33.79
Units Outstanding	501.9
Current Annualized Distribution	$4.22
Implied Yield	12.5%
Market Capitalization	$16,961
Enterprise Value	$38,571



Other Non-Fee Margin 5%
Direct Commodity 5%
Fee 90%

Fee-Based Business Mix

2016 Net Funding Overview[2]



($ in millions)
$2,200
$1,750
$1,000
$425 DRIP
$575 Equity
$4,950
SUN Dropdown
Debt Financing
Equity/Non-Core Asset Sales
Total Growth Capital

Historical EBITDA & DPU



Distribution per Unit
Historical EBITDA ($mm)
$3.58
$3.61
$3.86
$4.10
$3,139
$4,404
$5,710
$5,882
2012
2013
2014
LTM 9/30/15

Rating Agency Views

Notwithstanding its relatively balanced approach to issuing debt and equity to finance its growth, ETP is leveraged at approximately 4.75x debt/EBITDA (including Moody's standard adjustments) at September 30 on a proportionately consolidated, run rate basis pro forma for the Regency acquisition. We expect leverage to remain relatively unchanged through 2016 as ETP continues to pursue an aggressive growth program

ETP's stable outlook reflects the large scale and diversity of its midstream asset base, the stability and consistency in its largely fee-based EBITDA stream and its record of equity issuance to supplement debt incurred to fund growth projects and acquisitions.

-Moody's; November 30, 2015

Source: Company filings. Market data as of 12/4/2015 Distribution is LTM 9/30/15
Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt - Cash. Excludes GP Value
(1) For valuation metrics, ETP debt and firm value exclude debt at SUN and SXL
(2) Excludes $1bn that ETP expects to fund at project level

11

SUNOCO LOGISTICS PARTNERS OVERVIEW

Marketing & Financial Statistics

($mm, unless specified)

Trading Metrics	
Unit Price (12/4/2015)	$25.78
Units Outstanding	269.9
Current Annualized Distribution	$1.83
Implied Yield	7.1%
Market Capitalization	**$6,957**
Enterprise Value	**$11,856**



Market Related 10%
Ratable 90%

9/30/15 LTM EBITDA: $1,073mm

Map of Operations / SXL Growth Projects



Sunoco Logistics
Terminal
Marcus Hook Terminal
Nederland Terminal
Eagle Point Terminal
SXL – Crude
SXL – Refined Product
SXL – NGL
Joint Ventures
MVPL
WTG
Explorer
West Shore
Wolverine
Yellowstone
Inland

Historical EBITDA & DPU



Distribution per Unit
Historical EBITDA ($mm)
$0.98
$1.23
$1.50
$1.72
$810
$871
$971
$1,073
2012
2013
2014
LTM 9/30/15

Rating Agency Views

We expect SXL's financial leverage to increase to 4.5x to 5.0x in 2015, driven by debt associated with its large capital spending program.

Over the long term, we expect SXL to maintain debt to EBITDA of about 4x…The stable outlook reflects our expectation that the partnership will maintain financial leverage below 4.5x in 2016 and successfully execute its outsized organic capital spending program.

-Standard & Poor's; September 9,2015

Source: Company filings. Market data as of 12/4/15. Distribution is LTM 9/30/15
Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt - Cash. Excludes GP Value

12

SUNOCO LP OVERVIEW

Marketing & Financial Statistics

- MLP focused on retail and wholesale marketing and distribution of motor fuels throughout Texas, New Mexico, Oklahoma, and the eastern seaboard of the US
- No additional equity needs for 2016
- One of the largest and most diversified fuel distribution and marketing platforms in the US, with 6,797 locations across 30 states
- Leading brand portfolio includes: Sunoco, APlus, Laredo Taco Co, Stripes and Aloha Island Mart
- Relationships with Exxon, Citgo, Valero, and Chevron
- Overall business is benefitting from the combined benefit of low oil prices and a strengthening economy and consumer spending
- Organic 2016 capital plan of $400-500mm

Rating Agency Views

The outlook revision reflects our view that the company's enhanced size and scale accomplished from the transaction only partially offsets our expectation for higher near-term leverage in the range of 5x-5.5x in 2016...A key credit consideration, in our view, is management's ability to effectively manage the pro forma entity such that leverage falls below 5x by 2017.

-Standard & Poor's; November 16, 2015

While leverage metrics spike in the short term, we believe that debt/EBITDA will return to its normalized 5-ish range over the next 12-24 months.

Moody's; November 24, 2015

SUN's ratings are reflective of its growing size and scale, as well as, its relationship with the Energy Transfer Equity, LP (ETE; 'BB'/Rating Watch Positive) family...Leverage will flex out in 2016 to between 5.0x to 5.5x pro forma for this announced acquisition but fall to 4.5x and below for 2017 and beyond.

-Fitch; November 16, 2015

Historical & Pro Forma[(1)] EBITDA & DPU



Distribution per Unit
Historical EBITDA ($mm)
$1.29
$1.84
$2.17
$2.69
$846
$32
$52
$122
2012
2013
2014
Pro Forma FYE 2014 w/ SHC, Sunoco LLC and Sunoco R&M

Key Market & Financial Statistics

($mm, unless specified)

Trading Metrics	
Unit Price (12/4/2015)	$36.25
Units Outstanding	87.4
Current Annualized Distribution	$2.98
Implied Yield	8.2%
Market Capitalization	$3,167
Enterprise Value[(2)]	$4,894



5%
31%
35%
28%
Retail Fuel
Wholesale Fuel
Merch & Other C-Store
Rent

LTM (9/30/15) Gross Profit: $2,140mm[(1)]

Source: Company filings. Market data as of 12/4/2015. SUN 2015 Distribution is LTM 9/30/15
Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt - Cash. Excludes GP Value & Class A units
(1) Pro Forma results for combined SUN which includes 100% of Sunoco, LLC and 100% of Sunoco R&M
(2) Includes units issued in PIPE that closed on 12/3/15 and subsequent debt pay down of ~$680mm

13

ETE’S PRO FORMA CASH FLOW COMPONENTS

WPZ SUN TLNG SXL ETP

$0.00

IDR Sub

ETP GP / IDR ETP LP ETP GP / IDR SXL Class H TLNG Distributions SUN LP (1) SUN GP / IDR WPZ LP WPZ GP / IDR Total ETE Cash Subsidies Distributions Distributions Distributions Distributions Distributions Distributions Distributions Flow

Note: This is for illustrative purposes and does not represent the actual amount of distributions received

(1)Pro forma for the SUN transaction on 11/16/2015 14

ETE WILL CONTINUE TO BENEFIT FROM SOLID UNDERLYING CASH FLOW GROWTH

Distributions Received From Underlying Operating Partnerships(1)

(2)

(2)

(1)

$21 $264 $105 $103 $36

$11 $13 $48

$7 $48 $14 $99 $1,297

$35 $48 $534 $574 $775 $316 $370 $396 $441 $196 $175 $222 $223 $191 $180 $180 $268 $119 $54

2007 2008 2009 2010 2011 2012 2013 2014 2015E 2015E Pro 2016E Pro Status Quo Forma Forma

Cash Flow Contribution to ETE

2015E Pro Forma 2016E Pro Forma 2015E Pro Forma 2016E Pro Forma

ETP AA-

SXL BBB 5% 5%

1% 2% SUN BBB-34% 32% 34% 32% 49% LC LNG 53% BB

12% 60% 61% WPZ

7% 1%

5% 2% 5%

Note: Assumes 100% cash election resulting in equity consideration equal to a 1.5849x exchange ratio for WMB transaction. Assumes effective WMB transaction close date of 1/1/2015 for illustrative purposes

(1)Figures exclude ETE SG&A. 2012 and 2013 ETP GP + IDRs include dividends from Holdco. Class H includes ~50% (~90% after SXL / Bakken transfer) of SXL GP and IDR cash flows, SUN GP + IDRs and pro forma SUN LP distributions from the 11/15 drop excluding the impact of IDR subsidies and subsidy offsets. Excludes WMB NGL / Petchem cash flow and impact of IDR subsidy to ETP

(2)WPZ projections are derived from Williams’ and Energy Transfer Management forecast.

(3)Assumes AA-rating for unencumbered LC LNG cash flows (current Shell rating)

SIGNIFICANT VALUE UPSIDE FOR ETE UNITHOLDERS

Illustrative Effective ETE Price Appreciation



OVER 100% POTENTIAL VALUE UPLIFT
$15.29
~$17
~$8
~$40
ETE Market Price (12/4/2015)
Upside to Analyst Median Price Target[1]
Fully Realized Synergies (at current yield)[2]
Total Potential ETE Unit Value

Source: FactSet market data as of 12/4/2015
(1) Median Wall Street research price target as of 12/4/2015. Reports date from 8/6/2015 to 11/6/2015
(2) Assumes realized synergies resulting in $1.24bn of incremental cash flow at ETE by 2020 capitalized at current yield of 7.5% as of 12/4/2015. Assumes pro forma unit count of 2,194.5mm units following the WMB acquisition

16

MERGER IMPROVES ETE’S CREDIT PROFILE

Pro Forma Capital Structure Pro Forma Interest Rate Exposure (3)

Actual Transaction Pro Forma Floating ($ in millions) 9/30/2015 Adjustments 9/30/2015 , 25%

ETE Senior Secured Revolving Credit Facility due Dec. 2018 $817(2) $1,093(3) $1,910 ETE Senior Secured Term Loan due Dec. 2019 2,190 0 2,190 ETE Senior Notes due Oct. 2020 1,187 0 1,187 ETE Senior Notes due Jan. 2024 1,150 0 1,150

Fixed,

ETE Senior Notes due June 2027 1,000 0 1,000

75%

Assumed WMB Senior Notes 0 4,193 4,193

(1)

New Transaction Debt 0 6,050 6,050

ETE Net Debt $6,344 $17,680

Net Debt = $17,680 million

Pro Forma Maturity Profile ($ millions)

Excludes new transaction debt

$2,688 $1,910 $2,400 $2,222

$32 $1,250 $1,688 $1,093 $1,206

$19 $850 $2,190 $371 $1,187 $1,150 $1,000 $817 $850

$0.3 $371

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 - 2044

(2)

Existing ETE Revolver ETE Revolver Draw ETE Term Loan ETE Senior Notes Assumed WMB Debt

(1)	Shown at maximum cash election of $8.00 per WMB share (2) Revolver balance shown net of cash

(3) Assumes WMB revolver paydown and termination 17 (4) Term Loans subject to 75bps LIBOR floor. Transaction notes assumed to be fixed rate upon permanent financing

ETE RATING AGENCY VIEWS

ETE’s Ba2 Corporate Family Rating (CFR) recognizes the benefits of the massive size and scope of ETE’s midstream asset base…Notwithstanding the residual nature of this cash flow, these subsidiary cash flow streams tend to have a high degree of stability and durability, a function of the largely fee-based and often contract backed assets generating these cash flows. However, given our expectation of continuing high levels of capital spending at ETP, WPZ and SXL through 2016, we don’t foresee prospects for material debt reduction…ETE’s positive ratings outlook reflects the potential upside for EBITDA growth and a moderation in debt leverage as a consequence of the pending WMB merger, and further presumes ETE is successful in its execution of this very large business combination.

-Moody’s; November 24, 2015

We expect to raise ETE’s corporate credit rating to ‘BB+’…Our assessment of ETE’s cash flow diversity remains positive. In our view, the combination adds impressive scale and diversity to the Energy Transfer franchise…stand-alone debt leverage as “neutral” reflects our expectation that ETE’s stand-alone debt to EBITDA…will be around 3.4x in 2016

Our assessment of cash flow interruption risk as neutral reflects the relative stability of the underlying pro forma cash flows at WPZ (55% of estimated 2016 EBITDA), ETP (30%), Sunoco Logistics (8%), Sunoco L.P. (2%), and Lake Charles (5%), as well as our expectation that ETE will maintain distribution coverage at about 1x. Pro forma for the acquisition, we expect slightly higher consolidated cash flows to come from fee-based operations, around 85%, which will continue to provide good stability of upstream distributions to ETE.

-Standards & Poor’s; September 28, 2015

ETE is committed to maintaining and improving the overall credit profile of the Group

KEY TAKEAWAYS

ETE will derive its cash flow strength from:

– Three of the largest investment grade diversified MLPs (ETP, SXL and WPZ) as well as a fast growing retail fuel MLP (SUN)

– Increasing incentive distributions resulting from significant growth projects that have been announced by ETP, SXL and WPZ

– Direct participation in a highly certain LNG export opportunity with fixed fees for 25 years from high credit quality customer

Largest energy infrastructure grou in the world

The Williams merger creates numerous benefits:

– Enhances overall cash flow diversification by commodity exposure, geographic areas and customer base

– Increases long-term cash flow growth

– Improves pro forma credit profile

ETE will be stronger and better positioned with even greater strategic and financial optionality

WMB benefits from the size and strength of a broader, more diversified platform:

– Tax-deferred exchange using a C-Corp structure

– Attractive premium with significant upside through ownership of ETE Corp shares

– Higher dividends per share and dividend growth than WMB on a stand-alone basis

Consolidated group has better potential for growth in a volatile commodity price environment

ILLUSTRATIVE TRANSACTION TIMELINE

5 months expected timing from announcement to closing

8 – 12 weeks

Subject to SEC review & regulatory approval

September 2015 Filed proxy

Signed Merger Agreement WMB

statement / S-4

Announced transaction registration shareholder vote

Finalized proxy / registration statement statement

Merger

Began regulatory approval November 2015 process Close

FTC 2nd request limited to asset overlap in Gulf of Mexico and Florida

Integration plan will result in one functional organization at closing

APPENDIX

SUBSTANTIAL OPPORTUNITY TO REALIZE SHARED SERVICE COST SAVINGS

Value Creation

Low execution risk

At least $400 million annual cost synergies

Run-rate cost synergies achieved by 2017

HR Internal Audit SOX Tax Insurance Accounting Treasury Risk IT Corporate Compliance &

& Finance Management Services Governmental

& Real Estate Affairs

Shared Service Implementation Is Identical to Our Highly Successful Approach With Sunoco, Inc.

G&A COMPARISON AND SYNERGY TRACK RECORD

WMB / ETE G&A Historical Synergies Track Record

($ in millions) WMB ETE ($ in millions) $700 $250

$600

$200 $500

$150 $400

$300 $100

$200

$50

$100

–

Information Legal Human Insurance Finance & Other Ops Support – Southern Sunoco Susser PVR/EROC Regency Williams (Est) Technology Resources Accounting Corporate & Union Commercial

ENERGY TRANSFER PARTNERS, L.P.
NON-GAAP RECONCILIATIONS

	2015				2014				Full Year		
$ in millions	Q1	Q2	Q3	9/30 YTD	Q1	Q2	Q3	9/30 YTD	2014	2013	2012
Net income	$ 268	$ 839	$ 393	$ 1,500	$ 483	$ 547	$ 514	$ 1,544	$ 1,299	$ 746	$ 1,645
Interest expense, net of interest capitalized	310	336	333	979	274	295	299	868	1,165	1,013	788
Gain on sale of AmeriGas common units	-	-	-	-	(70)	(93)	(14)	(177)	(177)	(87)	-
Income tax expense (benefit) from continuing operations	17	(59)	22	(20)	145	71	55	271	358	97	63
Depreciation, depletion and amortization	479	501	471	1,451	360	436	410	1,206	1,669	1,296	858
Non-cash compensation expense	20	23	16	59	17	15	18	50	68	54	47
Impairment loss	-	-	-	-	-	-	-	-	370	689	132
Gain on deconsolidation of Propane Business	-	-	-	-	-	-	-	-	-	-	(1,057)
(Gains) losses on interest rate derivatives	77	(127)	64	14	2	46	25	73	157	(44)	4
Unrealized (gains) losses on commodity risk management activities	77	42	(47)	72	32	1	(32)	1	(112)	(42)	(2)
Inventory valuation adjustments	34	(184)	134	(16)	(14)	(20)	51	17	473	(3)	75
Losses on extinguishments of debt	-	33	10	43	-	-	-	-	25	7	124
Non-operating environmental remediation	-	-	-	-	-	-	-	-	-	168	-
Equity in earnings of unconsolidated affiliates	(57)	(117)	(214)	(388)	(104)	(77)	(84)	(265)	(332)	(236)	(212)
Adjusted EBITDA related to unconsolidated affiliates	146	215	350	711	210	190	184	584	748	722	646
Other, net	(5)	(14)	(32)	(51)	3	(18)	25	10	(1)	24	28
Adjusted EBITDA (consolidated)	1,366	1,488	1,500	4,354	1,338	1,393	1,451	4,182	5,710	4,404	3,139
Adjusted EBITDA related to unconsolidated affiliates	(146)	(215)	(350)	(711)	(210)	(190)	(184)	(584)	(748)	(722)	(646)
Distributable cash flow from unconsolidated affiliates	111	125	232	468	109	123	131	363	422	732	398
Interest expense, net of interest capitalized	(310)	(336)	(333)	(979)	(274)	(295)	(299)	(868)	(1,165)	(1,013)	(788)
Amortization included in interest expense	(13)	(8)	(9)	(30)	(14)	(19)	(15)	(48)	(60)	(72)	(28)
Current income tax (expense) benefit from continuing operations	9	112	(79)	42	(253)	(74)	(10)	(337)	(406)	(50)	(2)
Transaction-related income taxes	-	-	-	-	306	41	34	381	396	-	-
Maintenance capital expenditures	(84)	(100)	(124)	(308)	(64)	(74)	(122)	(260)	(444)	(391)	(347)
Other, net	4	3	4	11	1	(1)	5	5	5	12	22
Distributable Cash Flow (consolidated)	937	1,069	841	2,847	939	904	991	2,834	3,710	2,900	1,748
Distributable Cash Flow attributable to SXL (100%)	(160)	(264)	(210)	(634)	(157)	(222)	(194)	(573)	(750)	(660)	(163)
Distributions from SXL to ETP	90	98	107	295	62	68	74	204	285	204	41
Distributable Cash Flow attributable to Sunoco LP (100%)	(33)	(35)	-	(68)	-	-	(4)	(4)	(56)	-	-
Distributions from Sunoco LP to ETP	12	12	-	24	-	-	8	8	18	-	-
Distributions to ETE in respect of ETP Holdco	-	-	-	-	-	-	-	-	-	(50)	(75)
Distributable cash flow attributable to noncontrolling interest in Edwards Lime Gathering LLC	(5)	(5)	(5)	(15)	(4)	(5)	(5)	(14)	(19)	(9)	(3)
Distributable Cash Flow attributable to the partners of ETP	$ 841	$ 875	$ 733	$ 2,449	$ 840	$ 745	$ 870	$ 2,455	$ 3,188	$ 2,385	$ 1,548

24

SXL NON-GAAP FINANCIAL MEASURES

SUN RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands)	Predecessor			Successor	Pro Forma	Pro Forma
	Fiscal Year Ended December 31, 2011	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2013	Combined Actual Results for the Twelve Months Ended December 31, 2014	Combined Results for the Twelve Months Ended December 31, 2014(1)	Fiscal Year Ended December 31, 2014(2)
Net income (loss)	$10,598	$17,570	$37,027	$57,786	$90,767	$123,215
Depreciation, amortization and accretion	6,090	7,031	8,687	26,955	57,467	108,014
Interest expense, net	324	809	3,471	14,329	28,306	77,452
Income tax expense	6,039	5,033	440	2,352	12,158	12,158
EBITDA	**23,051**	**30,443**	**49,625**	**101,422**	**188,698**	**320,839**
Non-cash unit based compensation	707	911	1,936	6,080	6,080	7,128
Unrealized gains on commodity derivatives	--	--	--	(1,433)	(1,433)	(932)
Inventory fair value adjustments	--	--	--	13,613	13,613	189,818
Loss (gain) on disposal of assets and impairment charge	221	341	324	2,631	3,167	717
Adjusted EBITDA	**$23,979**	**$31,695**	**$51,885**	**$122,313**	**$210,125**	**$517,570**
EBITDA attributable to non-controlling interest	--	--	--	--	--	(210,352)
Adjusted EBITDA attributable to Sunoco LP	**$23,979**	**$31,695**	**$51,885**	**$122,313**	**$210,125**	**$307,218**

(1) Reflects Pro Forma results including full year of operations of MACS and Aloha Petroleum as reflected in SUN's Current Report on Form 8-K filed March 2, 2015.
(2) Reflects Pro Forma results including full year of operations of MACS, Aloha Petroleum and Sunoco, LLC.

26

SUNOCO, LLC RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands)

Fiscal Year Ended December 31,

2013 2014

Net income (loss) $134,413 $36,732 Depreciation, amortization and accretion 48,091 50,547 Income tax expense 65,774 44,862

EBITDA 248,278 132,141

Non-cash unit based compensation 777 1,048 Unrealized gains on commodity derivatives (740) 501 Inventory fair value adjustments (3,298) 176,205 Loss (gain) on disposal of assets and impairment charge 1,189 (2,450)

Adjusted EBITDA $246,206 $307,445 Adjusted EBITDA — 68.42% interest 168,454 210,354 Adjusted EBITDA — 31.58% interest $77,752 $97,091

SUNOCO R&M RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands)

Fiscal Year Ended December 31,

2014

Net income (loss) $82,196 Depreciation, amortization and accretion 73,706 Income tax expense 2

EBITDA 155,902

Non-cash unit based compensation 2,422 Unrealized gains on commodity derivatives (155) Inventory fair value adjustments 9,562

Adjusted EBITDA $167,732

SUSSER RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in Thousands)

Historical (1) Pro Forma Adjustments Pro Forma

Memo—EBITDA and DCF reconciliation Susser SUN (2) Adjustments (3) Susser Fiscal Year Ended Fiscal Year Ended Fiscal Year Ended December 31, December 31, December 31, 2014 2014 2014

Net income 129,200 (22,510) (148,204) (41,514) Depreciation, amortization and accretion 79,996 (10,457) (4,438) 65,101 Interest expense, net 15,194 (4,767) 32,629 43,056 Income tax expense 76,442 (218) (11,502) 64,722

EBITDA 300,832 (37,952) (131,515) 131,365 Unit compensation 20,218 — 20,218 Loss (gain) on disposal of assets and impairment charge 1,614 39—1,653

Equity investee gain (129,092)—129,092 -Unrealized gains on commodity derivatives (8,294) — (8,294) Inventory fair value adjustments 15,859 — 15,859

Adjusted EBITDA (consolidated) 201,137 (37,913) (2,423) 160,801

Adj EBITDA attributable to NCI — —

Adj EBITDA attributable to Sunoco LP 201,137 (37,913) (2,423) 160,801

(1)	Reflects combined results of the Predecessor and Successor period of Susser.

(2) To eliminate the eight months of SUN activity reflected in Susser’s historical financial statements prior to September 1, 2014.

(3) To eliminate the intercompany transactions between SUN and Susser during the last four months of 2014 after the ETP Merger.